UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q     ☐ Form 10-D    ☐ Form N-CEN
☐ Form N-CSR
Commission File Number: 001-36769

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FRP HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

200 W. Forsyth Street, 7th Floor
Address of Principal Executive Office (Street and Number)

Jacksonville, Florida 32202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FRP Holdings, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”) by the prescribed due date. The Company requires additional time to finalize its consolidated financial statements and related disclosures, and the auditor requires additional time to complete the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2025. The Company anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. This delay in filing is not the result of any disagreements with the Company’s independent auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Matthew McNulty	904	858-9100
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fourth quarter of 2025, the Company expects to report a $1.3M decrease in net income versus the fourth quarter of 2024 ($0.4 million vs $1.7 million) due to expenses related to the Altman Logistics platform acquisition ($0.5 million), increased general and administrative expenses due to the Altman new hires, underperformance at Dock and Maren, industrial vacancies and added depreciation at Chelsea partially offset by higher mining royalties and improved results in Equity in Loss of Joint Ventures.

For the full year, the Company expects to report a $3.1M decrease in Net Income ($3.3 million vs $6.4 million) primarily due to $2.5 million of expenses related to acquiring the Altman Logistics platform.

FRP Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026	By:	/s/ Matthew McNulty
Name: Matthew McNulty Title: Chief Financial Officer